UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Supernus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

868459108

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600,
Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868459108	13D	PAGE 2 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Enterprise Associates 11, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,820,625 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,820,625 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,820,625 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 868459108	13D	PAGE 3 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NEA Partners 11, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,820,625 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,820,625 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,820,625 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 868459108	13D	PAGE 4 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NEA 11 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,820,625 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,820,625 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,820,625 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 868459108	13D	PAGE 5 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael James Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,037 shares
	8	SHARED VOTING POWER 3,820,625 shares
	9	SOLE DISPOSITIVE POWER 164,037 shares
	10	SHARED DISPOSITIVE POWER 3,820,625 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,984,662 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 868459108	13D	PAGE 6 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Peter J. Barris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,037 shares
	8	SHARED VOTING POWER 4,033,275 shares
	9	SOLE DISPOSITIVE POWER 170,037 shares
	10	SHARED DISPOSITIVE POWER 4,033,275 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,203,312 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 868459108	13D	PAGE 7 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,749 shares
	8	SHARED VOTING POWER 4,033,275 shares
	9	SOLE DISPOSITIVE POWER 71,749 shares
	10	SHARED DISPOSITIVE POWER 4,033,275 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,105,024 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 868459108	13D	PAGE 8 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Krishna S. Kolluri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,547 shares
	8	SHARED VOTING POWER 3,820,625 shares
	9	SOLE DISPOSITIVE POWER 20,547 shares
	10	SHARED DISPOSITIVE POWER 3,820,625 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,841,172 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 868459108	13D	PAGE 9 OF 18 PAGES

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,811 shares
	8	SHARED VOTING POWER 4,033,275 shares
	9	SOLE DISPOSITIVE POWER 82,811 shares
	10	SHARED DISPOSITIVE POWER 4,033,275 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,116,086 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 868459108	13D	PAGE 10 OF 18 PAGES

Schedule 13D

Item 1.            Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed on May 14, 2012 and Amendment No. 1 thereto filed on June 17, 2015 relating to the common stock, $.001 par value (the “Common Stock”) of Supernus Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 1550 East Gude Drive, Rockville, MD 20850.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 thereto).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 thereto).

Item 2.            Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 11, Limited Partnership (“NEA 11”);

(b) NEA Partners 11, Limited Partnership (“NEA Partners 11”), which is the sole general partner of NEA 11; and NEA 11 GP, LLC (“NEA 11 LLC” and, together with NEA Partners 11, the “Control Entities”), which is the sole general partner of NEA Partners 11; and

(c) Michael James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Krishna S. Kolluri (“Kolluri”) and Scott D. Sandell (“Sandell”) (together, the “Managers”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 11 and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of each of Barrett and Barris is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Kolluri and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of NEA 11 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 11 is to act as the sole general partner of NEA 11.  The principal business of NEA 11 LLC is to act as the sole general partner of NEA Partners 11.  The principal business of each of the Managers is to manage the Control Entities, NEA 11 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 11 and NEA Partners 11 are limited partnerships organized under the laws of the State of Delaware.  NEA 11 LLC is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

CUSIP No. 868459108	13D	PAGE 11 OF 18 PAGES

Item 4.            Purpose of Transaction.

On November 11, 2015, NEA 11 engaged in a stock distribution of 3,820,625 shares of the Issuer’s Common Stock to its partners for no consideration.  NEA Partners 11 acquired 1,172,932 shares of the Issuer’s Common Stock as a result of the NEA 11 distribution and subsequently engaged in a stock distribution of 1,172,932 shares of the Issuer’s Common Stock to its partners for no consideration.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 11 and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer.

(a)
As of November 11, 2015, after consummation of the transactions described in Item 4 above, NEA 11 is the record owner of 3,820,625 shares of Common Stock of the Issuer (the “NEA 11 Shares”).  As the sole general partner of NEA 11, NEA Partners 11 may be deemed to own beneficially the NEA 11 Shares.  As the sole general partner of NEA Partners 11, NEA 11 LLC may be deemed to own beneficially the NEA 11 Shares.  As members of NEA 11 LLC, each of the Managers also may be deemed to own beneficially the NEA 11 Shares.

As of November 11, 2015, (i) Barrett is the record owner of (a) options to purchase 16,179 shares of Common Stock (the “Barrett Option Shares”), exercisable within 60 days and (b) 73,929 shares of Common Stock (the “Barrett Shares”), (ii) the Barrett 2006 Family Trust (the “Barrett Trust”) is the record owner of 36,965 shares of Common Stock (the “Barrett Trust Shares”), (iii) the Rhadika Barrett Trust (the “Rhadika Trust”) is the record owner of 21,380 shares of Common Stock (the “Rhadika Trust Shares”) and (iv) the April P. Barrett Grandchildren’s Trust (the “Grandchildren’s Trust”) is the record owner of 15,584 shares of Common Stock (the “Grandchildren’s Trust Shares”).  As an affiliate of the Barrett Trust, the Rhadika Trust and the Grandchildren’s Trust, Barrett may be deemed to own beneficially the Barrett Trust Shares, the Rhadika Trust Shares and the Grandchildren’s Trust Shares in addition to the Barrett Option Shares, the Barrett Shares and the NEA 11 Shares.

CUSIP No. 868459108	13D	PAGE 12 OF 18 PAGES

As of November 11, 2015, PJ Barris, LLC is the record owner of 136,041 shares of Common Stock (the “PJ Barris Shares”) and PDB LLC is the record owner of 33,996 shares of Common Stock (the “PDB Shares”).  As a member of PJ Barris, LLC and the investment advisor of PDB LLC, Barris may be deemed to own beneficially the PJ Barris Shares and the PDB Shares in addition to the NEA 11 Shares.

As of November 11, 2015, the Sandell Family Trust, u/d/t 3/30/01 (the “Sandell Trust”) is the record owner of 82,811 shares of Common Stock (the “Sandell Trust Shares”).  As an affiliate of the Sandell Trust, Sandell may be deemed to own beneficially the Sandell Trust Shares in addition to the NEA 11 Shares.

As of November 11, 2015, the Baskett Family Trust u/a dtd 10/12/10 (the “Baskett Trust”) is the record owner of 71,749 shares of Common Stock (the “Baskett Trust  Shares”).  As an affiliate of the Baskett Trust, Baskett may be deemed to own beneficially the Baskett Trust Shares in addition to the NEA 11 Shares.

As of November 11, 2015, the Kolluri Living Trust dated 11/5/99 (the “Kolluri Trust”) is the record owner of 20,547 shares of Common Stock (the “Baskett Trust  Shares”).  As an affiliate of the Kolluri Trust, Kolluri may be deemed to own beneficially the Kolluri Trust Shares in addition to the NEA 11 Shares.

Finally, New Enterprise Associates, LLC (“NEA LLC”) is the record owner of 212,650 shares of Common Stock (the “NEA LLC Shares”).  As members of NEA LLC’s board of directors, each of Barris, Baskett and Sandell may also be deemed to beneficially own the NEA LLC Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 11 Shares and the NEA LLC Shares, as applicable, other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person other than Barrett is set forth on Line 13 of such Reporting Person’s cover sheet.  The percentage set forth on the cover sheets for each Reporting Person was calculated based on the 48,923,347 shares of Common Stock (the “10-Q Shares”) reported to be outstanding as of October 30, 2015 in the Issuer’s Form 10-Q, filed with the Securities Exchange Commission on November 9, 2015.  The percentage set forth on the cover sheet for Barrett is calculated based on 48,939,526 shares, which includes the 10-Q Shares and the Barrett Option Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.            Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 868459108	13D	PAGE 13 OF 18 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:          November 24, 2015

NEW ENTERPRISE ASSOCIATES 11,
  LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC
General Partner

By:         *
Peter J. Barris
Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC
General Partner

             By:          *
                    Peter J. Barris
                    Manager

NEA 11 GP, LLC

By: *
Peter J. Barris
Manager

*
Michael James Barrett

*
Peter J. Barris

*
Forest Baskett

CUSIP No. 868459108	13D	PAGE 14 OF 18 PAGES

*
Krishna S. Kolluri

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Amendment No. 2 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 868459108	13D	PAGE 15 OF 18 PAGES

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Supernus Pharmaceuticals, Inc.

EXECUTED this 24th day of November, 2015.

NEW ENTERPRISE ASSOCIATES 11,
  LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC
General Partner

By:         *
Peter J. Barris
Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC
General Partner

By:          *
       Peter J. Barris
       Manager

NEA 11 GP, LLC

By: *
Peter J. Barris
Manager

*
Michael James Barrett

*
Peter J. Barris

CUSIP No. 868459108	13D	PAGE 16 OF 18 PAGES

*
Forest Baskett

*
Krishna S. Kolluri

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 868459108	13D	PAGE 17 OF 18 PAGES

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

CUSIP No. 868459108	13D	PAGE 18 OF 18 PAGES

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller